

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

November 30, 2009

Mr. James Hahn
JC Capital Management, Limited
Suite 2503, Bank of America Tower, 12 Harcourt Road
Central, Hong Kong, SAR, China

Re: Asia Growth Private Equity 3, Limited
         Registration Statement on Form 20-F
         Filed November 3, 2009
         File No. 0-53820

Dear Mr. Hahn:

We have reviewed your filing and have the following comments. Where indicated, we think that you should revise the document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   Provide a discussion of any other blank check company or special purpose acquisition company or SPAC in which the registrant's promoters and management or persons engaged in management type activities have been involved. Discuss also those that they will be involved with in the future. The discussion should include the name of any other blank check company or SPAC, provide a brief description of any acquisition made by any other blank check company or SPAC, the current trading market of any post-combination entity, and the benefits received by the registrant's promoters and management or persons engaged in management type activities from association with any

other blank check company or SPAC. We note the disclosure on page 5 that the director, JC Capital Management, is involved with other blank check companies.

Directors and Senior Management, pages 1 and 9

2.   Since the director, JC Capital Management, Limited, is a body corporate, disclose whether it has appointed an individual as its duly authorized representative for the purpose of representing it at meetings of the directors, the signing of consents, or otherwise, and, if so, identify the individual. We note the disclosure in section 9.4 of exhibit 1.2.

Capitalization and indebtedness, page 1; Related Party Transactions, page 9; Material contracts, page 10

3.   Since Alpine Venture Associates, LLC or Alpine Venture is a related party which is controlled by its 100% shareholder and sole director, James Hahn, who is the president, chief executive officer, chief financial officer, and secretary of the registrant, file the loan agreement and the consulting services agreement as exhibits to the registration statement. See Item 19 of Form 20-F and Instruction 4 to exhibits on Form 20-F.

Management intends to devote only a limited amount of time to seeking a target company…,page 2

4.   Quantify the amount of time that management will devote to seek a target company.

There is currently no trading market for our Shares…, page 3

5.   Effective February 15, 2008, the Commission amended Rule 144 relating to shell companies. Revise the disclosure to reflect the amendments.

Our status as a foreign private issuer entitles us to exemptions from certain reporting requirements under the Exchange Act, page 4

6.   Specify the exemptions from reporting requirements under the Exchange Act to which the registrant is entitled as a foreign private issuer.

We cannot assure you that following a business combination with an operating business, our Shares will be listed on NASDAQ or any other U.S. or foreign securities exchange, page 5

7.   Since NASDAQ is a quotation system and not an exchange, securities are quoted and not listed on NASDAQ. Please revise.

Form of Acquisition, page 5

8.   Provide more detail on how the registrant will proceed in seeking out a target company, addressing matters such as the manner of the solicitation of prospective investors, the number of persons who will be contacted or solicited and their relationship to the registrant.

9.   Indicate whether the registrant may pay cash finder's fees and whether the registrant may issue securities as finder's fees.

10.   Disclose whether the registrant may merge with or acquire another company in which its promoters, management, or promoters' or management's affiliates or associates, directly or indirectly, have an ownership interest. If the registrant's corporate policy does not permit such related party transactions, explain the basis for the policy. Further, add disclosure on whether the registrant's promoters and management are aware of any circumstances under which it may change this corporate policy.

11.   For any merger with or acquisition of another company, address these matters:

- The degree of control/level of ownership that the registrant would have in a merger with or acquisition of another company.

- If the registrant may acquire a 50% or less interest, discuss whether/how the 1940 Act would apply to the registrant.

- Define and explain the minimal transaction value required of any target company in a merger or acquisition by the registrant.

- Whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, before any merger or acquisition.

- The effect of your reporting obligations under the Exchange Act on the pool of potential merger or acquisition candidates, particularly the requirement for certified financial statements of acquired companies.

- Whether the payment of compensation to any director, officer, or promoter could be a condition to which a target company must agree.

Business Overview, page 6

12.   Under (h), provide some examples of "Other relevant factors."

Directors, Senior Management and Employees, page 8

13.   Confirm that there are no agreements or understandings for any director or officer to resign at the request of another person and that no director or officer is acting on behalf of or will act at the direction of any other person.

14.   Identify all promoters of the registrant, and indicate that these are the only promoters of the registrant.

Statement by experts, page 11

15.   Clarify that the financial statements are included in the form and context in which they are included with the consent of the independent public accounting firm who has authorized the contents of that part of the Form 20-F. See Item 10.G of Form 20-F.

Exhibit Index, page 12

16.   Rule 102(d) of Regulation S-T stipulates that the exhibit index is to come immediately before the exhibits. Note that the requirements of Item 19 of Form 20-F and the requirements of Rule 102(d) of Regulation S-T are discrete and not synonymous requirements. Please revise.

Balance Sheet, page F-3

17.   We note in your statement of stockholders' equity that the common stock was issued for cash, yet the balance sheet reflects the transaction as a stock subscription receivable. Please advise or revise as appropriate.

Closing

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- The registrant is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may direct questions about comments on the financial statements and related matters to Bret A. Johnson, Staff Accountant, at (202) 551-3753 or W. John Cash, Accounting Branch

Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

By facsimile to (212) 688-7273 and U.S. Mail:
Jay Weil, Esq.
Guzov Ofsink, LLC
600 Madison Avenue, 14th Floor
New York, NY 10022